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June 26, 2007

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Sun Life Insurance and Annuity Company of New York and
Sun Life Assurance Company of Canada (U.S.) ("Registrants")
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-139387)
Accession Number: 0000779955-06-000040
CIK: 0000779955 and 0000745544

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), Registrants respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form S-3 Registration Statement filed with the Commission on December 15, 2006 (the "Registration Statement").

This request for withdrawal is being made because Registrants have decided, for purposes of clarity, to replace the Registration Statement with four separate Form S-3 registration statements – one for each of the four annuity contracts currently described in the Registration Statement.

Concurrent with or shortly after the filing of this request for withdrawal, Registrants will file the four new Form S-3 registration statements.

Registrants respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. Pursuant to paragraph (c) of Rule 477, Registrants hereby state that no securities were sold in connection with the offering covered by the Registration Statement. Registrants further represent that no securities will in the future be sold in reliance on the Registration Statement.

Any questions regarding this matter may be directed to Sandra M. DaDalt, Assistant Vice President and Senior Counsel of Sun Life Assurance Company of Canada (U.S.), at 781-263-6402.

Sincerely,

Sun Life Insurance and Annuity Company of New York
Sun Life Assurance Company of Canada (U.S.)

By: /s/ BRUCE A. TEICHNER

Bruce A. Teichner
Assistant Vice President and Senior Counsel of Sun Life Assurance Company of Canada (U.S.), on Behalf of the Registrants, Pursuant to Rule 478(c) under the Securities Act cc:  Rebecca A. Marquigny, Esquire